July 10, 2006

Mr. Steven Jacobs, Accounting Branch Chief
Ms. Amanda Sledge, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:          BH/RE, L.L.C. Form 10-K for Fiscal Year Ended December 31, 2005
filed March 31, 2006 and;
Form 10-Q for Fiscal Quarter Ended March 31, 2006 filed May 15, 2006
FILE No. 0-50689

Dear Mr. Jacobs and Ms. Sledge:

We have received your comments on the above referenced filings. Our responses to your comments follow:

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 4. Property and Equipment, page 55

Comment:

1.                                       We note your disclosure that $29.5 million in land value has been allocated to the Timeshare Land. Your disclosure at page 8 indicates that such land was sold to Westgate in 2004. Please tell us, and revise in future filings to clarify, whether you continue to hold an interest in such land. In your response, please tell us the nature of your agreement and amounts you expect to receive going forward, if any, related to the agreement and how you will account for such amounts. Include references to accounting literature that you relied on in your response.

Response

On December 10, 2004, OpBiz entered into a Timeshare Purchase Agreement with Westgate whereby OpBiz is committed to sell approximately 4 acres of land adjacent to the PH Resort to Westgate who plans to develop, market, manage and sell timeshare units on the land. The land value recorded by OpBiz in it’s financial statements of $29.5 million was based on an independent appraisal. The purchase price for the land will be paid by Westgate in the form of fees based on annual sales of timeshare units. The land has not been transferred to Westgate and OpBiz has not recorded a gain on the sale of the land as requisite conditions to consummate the sale have not been met pursuant to Statement of Financial Accounting Standard No. 66, Accounting for Sales of Real Estate (“SFAS No. 66”). Specifically, the following requirements must be met prior to deed transfer:

(1)                                  Westgate must deliver confirmation to OpBiz that it has financing in place to complete the development and construction of the Timeshare Project (or, if applicable, the first phase thereof) and to timely pay the Marketing Fees and other amounts payable in accordance with the Timeshare Purchase Agreement and the Marketing and Leasing Agreement;

(2)                                  Westgate must obtain and deliver to OpBiz assurances of completion, which must include evidence of delivery of the completion bond(s) to the State of Nevada and delivery of a Parent Guaranty (which shall include a covenant for Westgate Resorts, Ltd. to maintain a net worth of at least $250,000,000);

(3)                                  Westgate and OpBiz must mutually approve all of the Plans and Specifications and Development Schedule for the Timeshare Project;

(4)                                  Westgate must receive all applicable planning and development approvals from Clark County and all other applicable governmental agencies; and

(5)                                  Westgate must receive timeshare registration approval from the applicable State of Nevada timeshare regulatory agency concerning Phase 1 of the Timeshare Project.

As of this date, Westgate has satisfied the requirement for timeshare registration and has received approval from the State of Nevada concerning Phase 1 of the Timeshare Project but all remaining prerequisites to deed transfer remain open.

OpBiz anticipates that deed transfer will be completed by December 31, 2006. At the time the deed is transferred, the land sale will be consummated and OpBiz will record the transfer of the land at the current book value and record a gain on the sale using the installment sales method as prescribed by SFAS No. 66.

Future filings will contain clarification on the status of the land transfer and the accounting treatment prescribed.

Note 7. Long-Term Debt

Scheduled Maturities of Long-Term Debt, page 59

Comment:

2.                                       Please provide us with a reconciliation between the amounts reported here and at page 35 and the long-term debt per the consolidated balance sheet.

Response:

Note 7. Long-Term Debt (page 56) includes the detail of long-term debt recorded on the balance sheet, excluding future PIK interest on the Mezzanine Financing and Term B Loan while the scheduled maturities of long-term debt (page 59) and the contractual commitment table on page 35 include PIK interest that will accrue through maturity on the Mezzanine Financing and the Term B Loan. The following table outlines the differences between the detailed disclosures of long-term debt maturities on pages 35 and 59 and the long-term debt recorded on the balance sheet and on page 56:

	Year ended December 31, (in thousands)
Scheduled Maturity:	2006	2007	2008	2009	2010	Thereafter	Total
Term Loan A	1,250	7,500	16,250	21,250	439,674	—	485,924
Term Loan B	—	—	—	—	16,468	—	16,468
Mezzanine Loan	—	—	—	—	—	255,536	255,536
CUP Principal	1,421	1,592	1,785	2,001	2,319	23,162	32,280
Subtotal	2,671	9,092	18,035	23,251	458,461	278,698	790,208	Pg 35, Pg 59
Term A debt discount							(25,632)
MezzCo Warrants							(3,880)
Total							760,696	Pg 59
Subtotal maturities of long-term debt							760,696
Less estimated Mezzanine Financing PIK interest 1/06 through maturity							(147,700)
Less estimated Term B PIK interest 1/06 through maturity							(5,483)
Immaterial difference on CUP Debt							35
Total Long-Term Debt							607,548	pg 56
Less Current portion							(2,671)	pg 56, BS
Total Long-Term Debt, net of Current Portion							604,877	pg 56, BS

Item 15. Exhibits and Financial Statement Schedule, page 75

Exhibits 31.1 and 31.2

Comment:

3.                                       We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that.” Line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity for the year ended December 31, 2005 and the quarter ended March 31, 2006 and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:

We confirm that our officers did sign the certifications in a personal capacity for the year ended December 31, 2005 and the quarter ended March 31, 2006 and we will revise our certifications in future filings to exclude the title of the certifying individual from the opening sentence as continued confirmation of the personal certification.

In connection with our responses, the company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Comission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that responses answer all of your comments with an appropriate level of detail but please feel free to contact Donna Lehmann, Chief Financial Officer at (702) 785-5219 or the undersigned at (702) 785-5886 if you have any additional questions or information requests.

Sincerely,

/s/ Michael V. Mecca

Michael V. Mecca
President and Chief Executive Officer